SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-30758

(Check One):
☒ Form 10-K	☐ Form 11-K

☐ Form 20-F	☐ Form 10-Q	☐ Form N-SAR

For Period Ended:	December 31, 2003

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	Nortel Networks Limited

Former name if applicable

Address of principal executive office (Street and number)	8200 Dixie Road, Suite 100

City, state and zip code	Brampton, Ontario, Canada L6T 5P6

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On March 10, 2004, Nortel Networks Corporation (the “NNC”) announced that it will need to delay the filing of the annual reports on Form 10-K for the year ended December 31, 2003 (the “2003 Form 10-K”) of it and its principal operating subsidiary Nortel Networks Limited (the (“Company”) with the U.S. Securities and Exchange Commission (“SEC”). Such delay will extend beyond March 30, 2004. As previously announced, the Company’s Audit Committee is undertaking an independent review of the circumstances leading to the restatement of the Company’s financial statements which was announced in October 2003. As a result of the work done to date, the Company is re-examining the establishment, timing of, support for and release to income of certain accruals and provisions in prior periods. The Company believes it is likely that it will need to revise its previously announced unaudited results for the year ended December 31, 2003 and the results reported in certain of its quarterly reports for 2003, and to restate its previously filed financial results for one or more earlier periods. The Company cannot predict at this time when such review will be completed given the volume and complexity of the work involved.

PART IV
OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

Gordon A. Davies, Assistant Secretary	(905)	863-1144

(Name)	(Area Code)	(Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒   Yes ☐   No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes ☐   No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As more fully discussed in Part III above, the Company believes it is likely that it will need to revise its previously announced unaudited results for the year ended December 31, 2003 and the results reported in certain of its quarterly reports for 2003, and to restate its previously filed financial results for one or more earlier periods. Accordingly, the Company is not currently in a position to quantify the changes in results of operations for year ended December 31, 2003 from the year ended December 31, 2002.

Nortel Networks Limited

(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 15, 2004	By:	/s/ Nicholas J. DeRoma Name: Nicholas J. DeRoma Title: Chief Legal Officer

	By:	/s/ Gordon A. Davies Name: Gordon A. Davies Title: Assistant Secretary

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